

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2010

Mr. Zhong Ya Li
Principal Financial Officer
GFR Pharmaceuticals, Inc.
99 Yan Xiang Road, Biosep Building
Xi An, Shaan Xi Province
P.R. China 710054

Re: GFR Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 0-27959

Dear Mr. Li:

We have completed our review of your Form 10-K and related filings and do not have any further comments at this time.

Sincerely,

Gus Rodriguez
Branch Chief